C. P. POKPHAND CO. LTD.
卜蜂國際有限公司
(Incorporated in Bermuda with limited liability)

Ref : BC/GH/CPP/09/017

BY AIRMAIL

30th March, 2009

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington, DC 20549
United States of America

SUPPL

Attn : International Corporate Finance

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2277 0286 in Hong Kong if you have any questions.

dlw 5/22

................../2

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Bessie P S Chan
Company Secretary

Encl

c.c. Ms Joanne Wang - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen / Ms Anna Jia - The Bank of New York, Hong Kong Branch (w/o encl) (via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC dated 30th March, 2009 of C.P. Pokphand Co. Ltd.

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Documents

Document : Announcement of Annual Results for the year ended 31st December, 2008

Date : 27th March, 2009

Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

ANNOUNCEMENT OF ANNUAL RESULTS FOR THE YEAR ENDED 31ST DECEMBER, 2008

CONSOLIDATED RESULTS

The board of directors (the "Board") of C.P. Pokphand Co. Ltd. (the "Company") is pleased to announce the consolidated results of the Company and its subsidiaries (collectively the "Group") for the year ended 31st December, 2008 as follows:

Consolidated Income Statement

		Year ended 31st December,	
		2008	2007
	Notes	***US$'000***	*US$'000*
Continuing operations			
Revenue	4	**64,492**	66,918
Cost of sales		**(58,424)**	(51,619)
Gross profit		**6,068**	15,299
Selling and distribution costs		**(3,285)**	(3,149)
General and administrative expenses		**(15,168)**	(17,621)
Other income	5	**10,502**	840
Finance costs		**(5,768)**	(11,340)
Share of profits and losses of jointly-controlled entities		**10,660**	7,992
Profit/(loss) before tax	7	**3,009**	(7,979)
Tax	8	**(30)**	(934)

	Notes	Year ended 31st December, 2008 US$'000	2007 US$'000
Profit/(loss) for the year from continuing operations		**2,979**	(8,913)
Discontinued operations			
Profit for the year from discontinued operations	9	**38,314**	13,070
Profit for the year		**41,293**	4,157
Attributable to:			
Equity holders of the Company		**45,241**	2,487
Minority interests		**(3,948)**	1,670
		41,293	4,157
Earnings/(loss) per share attributable to ordinary equity holders of the Company	10		
Basic			
– For profit for the year		**US cents 1.566**	US cent 0.086
– For profit/(loss) from continuing operations		**US cent 0.134**	US cent (0.351)
Diluted			
– For profit for the year		**N/A**	N/A
– For profit/(loss) from continuing operations		**N/A**	N/A

Consolidated Balance Sheet

	Notes	31st December, 2008 US$'000	2007 US$'000
Non-current assets			
Property, plant and equipment		**54,350**	430,167
Investment properties		**563**	6,711
Land lease prepayments		**1,594**	50,558
Non-current livestock		**–**	23,092
Interests in jointly-controlled entities		**65,473**	52,166
Interests in associates		**–**	27,642
Available-for-sale investments		**251**	1,238
Goodwill		**–**	2,928
Deferred tax assets		**–**	106
Total non-current assets		**122,231**	594,608
Current assets			
Current livestock		**–**	34,334
Inventories		**18,589**	248,601
Accounts receivable, other receivables and deposits	11	**10,998**	74,520
Bills receivable		**–**	9,705
Tax recoverable		**316**	47
Due from minority shareholders		**–**	2,653
Due from related companies		**1,150**	10,038
Pledged deposits		**–**	4,200
Cash and cash equivalents		**12,480**	82,852
Total current assets		**43,533**	466,950
Current liabilities			
Accounts payable, other payables and accrued expenses	12	**22,777**	335,723
Bills payable		**–**	23,032
Tax payable		**2,524**	5,323
Provisions for staff bonuses and welfare benefits		**615**	8,892
Due to minority shareholders		**650**	6,834
Due to related companies		**2,746**	10,898
Interest-bearing bank loans		**18,187**	432,077
Total current liabilities		**47,499**	822,779

		31st December,	
		2008	2007
	Notes	***US$'000***	*US$'000*
Net current liabilities		**(3,966)**	(355,829)
Total assets less current liabilities		**118,265**	238,779
Non-current liabilities			
Interest-bearing bank loans		**–**	(125,577)
Deferred tax liabilities		**(1,449)**	–
		(1,449)	(125,577)
Net assets		**116,816**	113,202
Equity			
Equity attributable to equity holders of the Company			
Issued capital	13	**28,898**	28,898
Share premium account		**73,897**	73,897
Reserves		**4,678**	(37,667)
		107,473	65,128
Minority interests		**9,343**	48,074
Total equity		**116,816**	113,202

Notes to Consolidated Financial Statements

1. BASIS OF PREPARATION

The consolidated financial statements have been prepared under the historical cost convention, except for investment properties, available-for-sale investments and livestock which have been measured at fair value. These financial statements are presented in United States dollars ("US$") and all values are rounded to the nearest thousand (US$'000) except when otherwise indicated.

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs"), which comprise standards and interpretations approved by the International Accounting Standards Board ("IASB"), the International Financial Reporting Interpretations Committee ("IFRIC") interpretations, and International Accounting Standards ("IASs") and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee that remain in effect, and the disclosure requirements of the Hong Kong Companies Ordinance.

Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries (collectively referred to as the "Group") for the year ended 31st December, 2008. The results of subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. All income, expenses and unrealised gains and losses resulting from intercompany transactions and intercompany balances within the Group are eliminated on consolidation in full.

The acquisition of subsidiaries is accounted for using the purchase method of accounting. This method involves allocating the cost of the business combinations to the fair value of the identifiable assets acquired, and liabilities and contingent liabilities assumed at the date of acquisition. The cost of the acquisition is measured at the aggregate of the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Minority interests represent the interests of outside shareholders not held by the Group in the results and net assets of the Company's subsidiaries.

2. IMPACT OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group has adopted the following new interpretations and amendments to IFRSs for the first time for the current year's financial statements.

IAS 39 and IFRS 7 Amendments	Amendments to IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures – Reclassification of Financial Assets
IFRIC 11	IFRS 2 – Group and Treasury Share Transactions
IFRIC 12	Service Concession Arrangements
IFRIC 14	IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their interaction

The adoption of these new interpretations and amendments has had no significant financial effect on these financial statements.

3. SEGMENT INFORMATION

The Group's operating businesses are structured and managed separately according to the nature of their operations and the products and services they provide. Each of the Group's business segments represents a strategic business unit that offers products and services which are subject to risks and returns that are different from those of the other business segments. Summary details of the business segments are as follows:

Continuing operations

- The biochemical segment represents the manufacture and sale of chlortetracycline products;

- The industrial business segment represents the manufacture and sale of motorcycles and automobile accessories and trading of machinery through jointly-controlled entities; and

- The investment and property holding segment represents leasing offices owned by the Group and acts as the investment holdings of group companies.

Discontinued operations

- The feedmill and poultry segment represents feedmill and poultry operations and the trading of agricultural products; and

- The investment and property holding segment represents leasing offices owned by the Group and acts as the investment holdings of group companies.

Intersegment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

(a) **Business segments**

The following tables present revenue, profit/(loss) and certain asset, liability and expenditure information for the Group's business segments for the years ended 31st December, 2008 and 2007.

Group

	Continuing Operations				Discontinued Operations			
	Manufacture and sale of chlortetracycline products US$'000	Manufacture and sale of motorcycles and automobile accessories and trading of machinery * US$'000	Investment and property holding US$'000	Total US$'000	Feedmill and poultry operations and trading of agricultural products US$'000	Investment and property holding US$'000	Total US$'000	Consolidated US$'000
2008								
Segment revenue:								
Total sales	65,744	-	722	66,466	1,242,723	-	1,242,723	1,309,189
Intersegment sales	(1,300)	-	(674)	(1,974)	(98,054)	-	(98,054)	(100,028)
Sales to external customers	64,444	-	48	64,492	1,144,669	-	1,144,669	1,209,161
Segment results	(1,567)	(4,115)	(6,703)	(12,385)	35,931	77	36,008	23,623
Other income	427	16	9,921	10,364	-	-	-	10,364
Other losses	-	-	-	-	(904)	-	(904)	(904)
Interest income				138			4,177	4,315
Gain on disposal of subsidiaries				-			13,387	13,387
Finance costs				(5,768)			(18,909)	(24,677)
Share of profits and losses of jointly-controlled entities	-	10,660	-	10,660	6,032	-	6,032	16,692
Share of profits and losses of associates	-	-	-	-	2,104	-	2,104	2,104
Profit before tax				3,009			41,895	44,904
Tax				(30)			(3,581)	(3,611)
Profit for the year				2,979			38,314	41,293

* These activities were conducted through the Group's jointly-controlled entities of its industrial sector.

	Continuing Operations				Discontinued Operations			
	Manufacture and sale of chlortetracycline products	Manufacture and sale of motorcycles and automobile accessories and trading of machinery *	Investment and property holding	Total	Feedmill and poultry operations and trading of agricultural products	Investment and property holding	Total	Consolidated
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
2007								
Segment revenue:								
Total sales	66,946	-	971	67,917	2,440,837	-	2,440,837	2,508,754
Intersegment sales	(38)	-	(961)	(999)	(222,983)	-	(222,983)	(223,982)
Sales to external customers	66,908	-	10	66,918	2,217,854	-	2,217,854	2,284,772
Segment results	(559)	(2,167)	(2,745)	(5,471)	68,349	123	68,472	63,001
Other income	-	-	559	559	19,371	-	19,371	19,930
Other losses	-	-	-	-	(39,602)	-	(39,602)	(39,602)
Interest income				281			3,470	3,751
Finance costs				(11,340)			(28,797)	(40,137)
Share of profits and losses of jointly-controlled entities	-	7,992	-	7,992	(4,515)	-	(4,515)	3,477
Share of profits and losses of associates	-	-	-	-	3,397	-	3,397	3,397
Profit/(loss) before tax				(7,979)			21,796	13,817
Tax				(934)			(8,726)	(9,660)
Profit/(loss) for the year				(8,913)			13,070	4,157

* These activities were conducted through the Group's jointly-controlled entities of its industrial sector.

	Continuing Operations				Discontinued Operations			
	Manufacture and sale of chlortetracycline products	Manufacture and sale of motorcycles and automobile accessories and trading of machinery *	Investment and property holding	Total	Feedmill and poultry operations and trading of agricultural products	Investment and property holding	Total	Consolidated
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
2008								
Interests in jointly-controlled entities	-	65,473	-	65,473	-	-	-	65,473
Segment assets	68,517	10,427	21,031	99,975	-	-	-	99,975
Unallocated assets				316			-	316
Total assets				165,764			-	165,764
Segment liabilities	23,372	1,091	3,768	28,231	-	-	-	28,231
Unallocated liabilities				20,717			-	20,717
Total liabilities				48,948			-	48,948
Other segment information:								
Additions to property, plant and equipment and land lease prepayments	1,503	274	26	1,803	11,068	-	11,068	12,871
Depreciation and amortisation	4,370	169	270	4,809	18,973	12	18,985	23,794

* These activities were conducted through the Group's jointly-controlled entities of its industrial sector.

	Continuing Operations				Discontinued Operations			
	Manufacture and sale of chlortetracycline products US$'000	Manufacture and sale of motorcycles and automobile accessories and trading of machinery * US$'000	Investment and property holding US$'000	Total US$'000	Feedmill and poultry operations and trading of agricultural products US$'000	Investment and property holding US$'000	Total US$'000	Consolidated US$'000
2007								
Interests in jointly-controlled entities	-	56,523	-	56,523	(4,357)	-	(4,357)	52,166
Interests in associates	-	-	-	-	27,642	-	27,642	27,642
Segment assets	63,281	4,539	11,618	79,438	892,484	9,675	902,159	981,597
Unallocated assets				-			153	153
Total assets				135,961			925,597	1,061,558
Segment liabilities	14,846	3,276	10	18,132	367,142	105	367,247	385,379
Unallocated liabilities				25,506			537,471	562,977
Total liabilities				43,638			904,718	948,356
Other segment information:								
Additions to property, plant and equipment and land lease prepayments	317	216	37	570	44,804	-	44,804	45,374
Depreciation and amortisation	2,128	199	303	2,630	53,489	29	53,518	56,148
Impairment of items of property, plant and equipment	-	-	-	-	29,044	-	29,044	29,044

* These activities were conducted through the Group's jointly-controlled entities of its industrial sector.

(b) Geographical segments

The following tables present revenue, profit/(loss) and certain asset, liability and expenditure information for the Group's geographical segments for the years ended 31st December, 2008 and 2007.

Group

	Continuing Operations			Discontinued Operations			
	Hong Kong	Mainland China	Total	Hong Kong	Mainland China	Total	Consolidated
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
2008							
Segment revenue:							
Total sales	722	65,744	66,466	-	1,242,723	1,242,723	1,309,189
Intersegment sales	(674)	(1,300)	(1,974)	-	(98,054)	(98,054)	(100,028)
Sales to external customers	48	64,444	64,492	-	1,144,669	1,144,669	1,209,161
Segment results	(6,703)	(5,682)	(12,385)	77	35,931	36,008	23,623
Other income	427	9,937	10,364	-	-	-	10,364
Other losses	-	-	-	-	(904)	(904)	(904)
Interest income			138			4,177	4,315
Gain on disposal of subsidiaries			-			13,387	13,387
Finance costs			(5,768)			(18,909)	(24,677)
Share of profits and losses of jointly-controlled entities	-	10,660	10,660	-	6,032	6,032	16,692
Share of profits and losses of associates	-	-	-	-	2,104	2,104	2,104
Profit before tax			3,009			41,895	44,904
Tax			(30)			(3,581)	(3,611)
Profit for the year			2,979			38,314	41,293

	Continuing Operations			Discontinued Operations			
	Hong Kong	Mainland China	Total	Hong Kong	Mainland China	Total	Consolidated
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
2007							
Segment revenue:							
Total sales	971	66,946	67,917	–	2,440,837	2,440,837	2,508,754
Intersegment sales	(961)	(38)	(999)	–	(222,983)	(222,983)	(223,982)
Sales to external customers	10	66,908	66,918	–	2,217,854	2,217,854	2,284,772
Segment results	(2,745)	(2,726)	(5,471)	123	68,349	68,472	63,001
Other income	559	–	559	–	19,371	19,371	19,930
Other losses	–	–	–	–	(39,602)	(39,602)	(39,602)
Interest income			281			3,470	3,751
Finance costs			(11,340)			(28,797)	(40,137)
Share of profits and losses of jointly-controlled entities	–	7,992	7,992	–	(4,515)	(4,515)	3,477
Share of profits and losses of associates	–	–	–	–	3,397	3,397	3,397
Profit/(loss) before tax			(7,979)			21,796	13,817
Tax			(934)			(8,726)	(9,660)
Profit/(loss) for the year			(8,913)			13,070	4,157

	Continuing Operations			Discontinued Operations			
	Hong Kong	Mainland China	Total	Hong Kong	Mainland China	Total	Consolidated
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
2008							
Interests in jointly-controlled entities	-	65,473	65,473	-	-	-	65,473
Segment assets	21,031	78,944	99,975	-	-	-	99,975
Unallocated assets			316			-	316
Total assets			165,764			-	165,764
Segment liabilities	3,768	24,463	28,231	-	-	-	28,231
Unallocated liabilities			20,717			-	20,717
Total liabilities			48,948			-	48,948
Other segment information:							
Additions to property, plant and equipment and land lease prepayments	26	1,777	1,803	-	11,068	11,068	12,871
Depreciation and amortisation	270	4,539	4,809	12	18,973	18,985	23,794

	Continuing Operations			Discontinued Operations			
		Mainland			Mainland		
	Hong Kong	China	Total	Hong Kong	China	Total	Consolidated
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
2007							
Interests in jointly-controlled entities	–	56,523	56,523	–	(4,357)	(4,357)	52,166
Interests in associates	–	–	–	–	27,642	27,642	27,642
Segment assets	11,618	67,820	79,438	9,675	892,484	902,159	981,597
Unallocated assets			–			153	153
Total assets			135,961			925,597	1,061,558
Segment liabilities	10	18,122	18,132	105	367,142	367,247	385,379
Unallocated liabilities			25,506			537,471	562,977
Total liabilities			43,638			904,718	948,356
Other segment information:							
Additions to property, plant and equipment and land lease prepayments	37	533	570	–	44,804	44,804	45,374
Depreciation and amortisation	303	2,327	2,630	29	53,489	53,518	56,148
Impairment of items of property, plant and equipment	–	–	–	–	29,044	29,044	29,044

4. **REVENUE**

Revenue, which is also the Group's turnover, represents rental income and the net invoiced value of sales after allowances for goods returned and trade discounts, and after eliminations of intra-group transactions.

An analysis of revenue is as follows:

	Year ended 31st December, 2008 US$'000	2007 US$'000
Sales to/income from external customers:		
Biochemical operations	**64,444**	66,908
Investment and property holding	**48**	10
Attributable to continuing operations reported in the consolidated income statement	**64,492**	66,918
Attributable to discontinued feedmill and poultry operations *(note 9)*	**1,144,669**	2,217,854
	1,209,161	2,284,772

The above analysis does not include the revenue of the Group's jointly-controlled entities and associates.

5. **OTHER INCOME**

	Year ended 31st December, 2008 US$'000	2007 US$'000
Bank and other interest income	**4,315**	3,751
Changes in fair value of investment properties	**211**	882
Gain on disposal of subsidiaries	**13,387**	–
Gain on disposal of an interest in a jointly–controlled entity	**–**	11
Gain on disposal of items of property, plant and equipment	**64**	3,808
Government grant	**380**	–
Tax refund in respect of reinvestment of distributed earnings from the PRC ventures	**–**	5,646
Technical service fee income from related parties	**9,709**	–
Change in fair value of livestock	**–**	9,583
	28,066	23,681
Attributable to discontinued operations	**17,564**	22,841
Attributable to continuing operations reported in the consolidated income statement	**10,502**	840
	28,066	23,681

Various government grants have been received for the modification of sewage treatment plant and energy saving improvement project from the local government authorities in Henan province, Mainland China, in the form of cash. Government grants received for which the related expenditure has not yet been undertaken are included in deferred income in the balance sheet. There are no unfulfilled conditions or contingencies relating to these grants.

6. OTHER LOSSES

	Year ended 31st December, 2008 US$'000	2007 US$'000
Impairment of items of property, plant and equipment	–	29,044
Impairment of interests in jointly-controlled entities	–	10,558
Loss on disposal of items of property, plant and equipment	**904**	–
	904	39,602

All of the other losses above were attributable to discontinued operations *(note 9)* during the current and prior years.

7. PROFIT/(LOSS) BEFORE TAX

The Group's profit/(loss) before tax is arrived at after charging/(crediting):

	Year ended 31st December, 2008 US$'000	2007 US$'000
Auditors' remuneration	**526**	805
Depreciation	**22,818**	53,779
Amortisation of land lease prepayments	**976**	2,369
Impairment/(write-back of impairment) of accounts receivable	**(1,544)**	417
Write-down of inventories to net realisable value	–	798
Loss/(gain) on disposal of items of property, plant and equipment, net	**840**	(3,808)
Minimum lease payments under operating leases:		
Land and buildings	**1,987**	3,968
Plant and machinery	**993**	1,950
	2,980	5,918
Impairment of livestock	–	326
Foreign exchange differences, net	**3,258**	(9,323)
Employee benefits expense (including directors' remuneration):		
Wages and salaries	**73,192**	134,593
Pension scheme contributions	**5,384**	7,940
	78,576	142,533
Rental income	**(495)**	(779)

The disclosures presented in this note for the years ended 31st December, 2007 and 2008 included those amounts charged/credited in respect of discontinued operations.

8. TAX

No provision for Hong Kong profits tax has been made as the Group did not generate any assessable profits arising in Hong Kong during the year (2007: Nil).

In accordance with the relevant tax rules and regulations in the PRC, certain of the Group's PRC subsidiaries, jointly-controlled entities and associates enjoy income tax exemptions and reductions. Certain subsidiaries, jointly-controlled entities and associates are subject to income tax at the rate of 25% on their taxable income according to PRC Enterprises Income Tax Law with effective from 1st January, 2008 (2007: 15% to 33%).

	Year ended 31st December,	
	2008	2007
	US$'000	*US$'000*
Group:		
Charge for the year – Mainland China	**3,611**	7,755
Deferred tax – Mainland China	**–**	1,905
Total tax charge for the year	**3,611**	9,660
Represented by:		
Tax charge attributable to discontinued operations *(note 9)*	**3,581**	8,726
Tax charge attributable to continuing operations reported in the consolidated income statement	**30**	934
Total tax charge for the year	**3,611**	9,660

9. DISCONTINUED OPERATIONS

During the year, the Company entered into an agreement to dispose its equity interest in Chia Tai (China) Agro-Industrial Ltd. ("CT Agro"), Chia Tai (China) Investment Co., Ltd, C.T. Progressive (Investment) Ltd. and Wide Master Investment Limited and their subsidiaries, jointly-controlled entities and associates (collectively the "Disposed Group") including the advances made by the Company to CT Agro of approximately US$119,656,000 to its related company, CP China Investment Limited (the "Purchaser") which was beneficially owned by the controlling shareholders of the Company for a cash consideration of US$102,800,000, resulting a gain on disposal of subsidiaries of US$13,387,000.

The Disposed Group was engaged in feedmill and poultry operations and trading of agricultural products and was a separate business segment in Mainland China. The sale of the agribusiness has been approved by the independent shareholders of the Company on 19th June, 2008. As at 31st December, 2008, no assets or liabilities of the Group were attributable to discontinued operations.

The results of the Disposed Group for the year are presented below:

	Notes	Year ended 31st December, 2008 US$'000	2007 US$'000
Revenue	4	**1,144,669**	2,217,854
Cost of sales		**(1,015,504)**	(1,984,336)
Gross profit		**129,165**	233,518
Selling and distribution costs		**(37,014)**	(79,816)
General and administrative expenses		**(56,143)**	(85,230)
Other income		**4,177**	22,841
Other losses	6	**(904)**	(39,602)
Finance costs		**(18,909)**	(28,797)
Share of profits and losses of:			
Jointly-controlled entities		**6,032**	(4,515)
Associates		**2,104**	3,397
Profit of discontinued operations		**28,508**	21,796
Gain on disposal of the Disposed Group		**13,387**	–
Profit before tax from discontinued operations		**41,895**	21,796
Tax	8	**(3,581)**	(8,726)
Profit for the year from discontinued operations		**38,314**	13,070
Attributable to:			
Equity holders of the Company		**41,385**	12,639
Minority interests		**(3,071)**	431
		38,314	13,070

The net cash flows incurred by discontinued operations are as follows:

	Year ended 31st December,	
	2008	2007
	US$'000	*US$'000*
Operating activities	**(9,834)**	(52,143)
Investing activities	**(15,203)**	4,670
Financing activities	**20,774**	70,401
Net cash inflow/(outflow)	**(4,263)**	22,928

Earnings per share:		
Basic, from discontinued operations	**US cents 1.432**	US cent 0.437
Diluted, from discontinued operations	**N/A**	N/A

The calculation of the basic earnings per share from discontinued operations is based on:

	Year ended 31st December,	
	2008	2007
Profit attributable to ordinary equity holders of the Company from discontinued operations	**US$41,385,000**	US$12,639,000
Number of ordinary shares in issue during the year used in the basic earnings per share calculation	**2,889,730,786**	2,889,730,786

Diluted earnings per share for the year ended 31st December, 2007 and 2008 have not been disclosed as no diluting events existed during that years.

10. EARNINGS/(LOSS) PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY

The calculation of basic earnings/(loss) per share is based on the profit/(loss) for the year attributable to ordinary equity holders of the Company and 2,889,730,786 (2007: 2,889,730,786) ordinary shares of the Company in issue during the year.

The calculation of basic earnings/(loss) per share is based on the following:

	Year ended 31st December,	
	2008	2007
	US$'000	*US$'000*
Earnings/(loss)		
Profit/(loss) attributable to ordinary equity holders of the Company, used in the basic earnings/(loss) per share calculation:		
From continuing operations	**3,856**	(10,152)
From discontinued operations	**41,385**	12,639
	45,241	2,487

Diluted earnings/(loss) per share for the year has not been disclosed as no diluting events existed during the year.

11. ACCOUNTS RECEIVABLE, OTHER RECEIVABLES AND DEPOSITS

The Group normally grants a credit period of up to 60 days. The Group seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by senior management. In view of the aforementioned and the fact that the Group's accounts receivable relate to a large number of diversified customers, there is no significant concentration of credit risk. Accounts receivable, other receivables and deposits are non-interest-bearing. An aging analysis of the Group's accounts receivable, based on the invoice date, together with other receivables and deposits, is as follows:

	31st December,	
	2008	2007
	US$'000	*US$'000*
Less than 90 days	**8,624**	33,696
91 to 180 days	**139**	650
181 to 360 days	**–**	782
Over 360 days	**–**	1,529
	8,763	36,657
Impairment	**(89)**	(1,633)
	8,674	35,024
Other receivables and deposits	**2,324**	39,496
	10,998	74,520

12. ACCOUNTS PAYABLE, OTHER PAYABLES AND ACCRUED EXPENSES

An aged analysis of the accounts payable, based on the date of receipt of the respective goods, together with other payables and accrued expenses of the Group is as follow:

	31st December, 2008 US$'000	2007 US$'000
Less than 90 days	**11,156**	155,681
91 to 180 days	**2,368**	7,491
181 to 360 days	**57**	6,207
Over 360 days	**36**	4,046
	13,617	173,425
Other payables and accrued expenses	**9,160**	162,298
	22,777	335,723

Accounts payable are non-interest bearing and are normally settle on 60-day terms. Other payables and accrued expenses are non-interest bearing and have an average term of one month.

13. SHARE CAPITAL

	31st December, 2008 US$'000	2007 US$'000
Authorised:		
15,000,000,000 ordinary shares of US$0.01 each	**150,000**	150,000
Issued and fully paid:		
2,889,730,786 ordinary shares of US$0.01 each	**28,898**	28,898

No repurchase of shares was made by the Company during the year or subsequent to the balance sheet date.

14. COMPARATIVE AMOUNTS

The comparative income statement has been presented as if the operations discontinued during the current year had been discontinued at the beginning of the comparative period *(note 9)*.

FINAL DIVIDEND

The Board does not recommend a final dividend for the year ended 31st December, 2008 (2007: Nil).

EXTRACTED FROM THE INDEPENDENT AUDITOR'S REPORT

The following paragraphs extracted from the Independent Auditor's Report on the Group's financial statements for the year ended 31st December, 2008:

BASIS FOR QUALIFIED OPINION ARISING FROM LIMITATION OF AUDIT SCOPE

On 19th June, 2008 (the "Disposal Date"), the Group disposed of its entire interest in its subsidiaries, jointly-controlled entities and an associate (the "Disposed Group") engaged in the agribusiness. The directors have represented to us that they were unable to obtain access to any books and records of the Disposed Group following its disposal. Due to the lack of available books and records, we were unable to obtain sufficient audit evidence regarding the net assets disposed of by the Group at the Disposal Date, and hence the gain on disposal of US$13,387,000 so arising and the Group's share of profits of the Disposed Group of US$24,927,000 included in the consolidated income statement for the period from 1 January 2008 up to the Disposal Date. Any adjustments found to be necessary in respect of the Disposed Group would affect the amount recorded in the consolidated income statement for the Group's share of profits of the Disposed Group for the year, with a corresponding opposite effect on the gain on disposal, and the related disclosures thereof on the discontinued operations in the financial statements. However, such adjustments, if any, would have no impact on the financial position of the Group as at 31st December, 2008 and its profit for the year then ended.

QUALIFIED OPINION ARISING FROM LIMITATION OF AUDIT SCOPE

The auditors' report on the Group's financial statements for the year ended 31st December, 2008 contains a qualified auditors' opinion:

Except for any adjustments to the share of profits and the gain on disposal of the Disposed Group that might have been found to be necessary had we been able to obtain sufficient audit evidence concerning the Disposed Group, as further explained in the basis for qualified opinion section above, in our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31st December, 2008 and of the profit and cash flows of the Group for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinances.

MANAGEMENT DISCUSSION AND ANALYSIS

CHINA ECONOMIC OVERVIEW

The year 2008 has been an extraordinary and eventful time for China. During the year, China successfully held the Beijing Olympic and Paralympics Games and was able to sustain a steady and fairly rapid economic growth with GDP growing at 9%. However, as the financial tsunami emerged in the second half of the year, China began to experience a slowdown in its economic activities, with export sales contracting in the ending quarter.

According to the National Bureau of Statistics, the producer price index (PPI) for the year 2008 rose 6.9% as compared to the year 2007. But, beginning in the fourth quarter of 2008, inflationary pressure considerably subsided, as indicated by a rapid fall in PPI, turning a year-on-year growth of 10.1% in August to a year-on-year decline of 1.1% in December.

At the end of 2008, the Chinese government announced a 4 trillion yuan economic stimulus plan, hoping to temper the adverse economic impact of a slowdown in exports with domestic consumption. According to the plan, part of the funds will be allocated to local infrastructure projects and post-Sichuan earthquake restoration projects, which are expected to spur domestic investment growth, thereby increasing demand for construction machinery. According to the National Bureau of Statistics, 2008's fixed asset investment across the country totaled 17.2 trillion yuan, up 25.5% year-on-year.

BUSINESS REVIEW

For the year ended 31st December, 2008, the Group recorded a profit attributable to shareholders of US$45.2 million (2007: US$2.5 million), with basic earnings per share of US1.566 cents (2007: US0.086 cent). During the year, turnover of the Group's continuing business fell slightly by 3.6% to US$64.5 million. The Group's continuing business posted a profit of US$3.0 million (2007: a loss of US$8.9 million), excluding an extraordinary gain of approximately US$13.4 million due to the disposal of its agricultural business. During the year, the Group underwent a business restructuring, selling off its stake in feed, breeding and rearing, as well as food integration operations in return for a consideration of US$102,800,000 (approximately HK$801,840,000).

CHLORTETRACYCLINE BUSINESS

Revenue of the Group's chlortetracycline ("CTC") business in 2008 was slightly down by 3.7% to US$64.4 million. Sales of the feed-grade CTC ("FG CTC") dropped 6.1% to US$49.1 million, which accounted for 76.2% (2007: 78.1%) of the Group's CTC revenue. On the other hand, sales of Hydrochloride CTC ("HCL CTC") grew 5.9% to US$15.4 million.

About 40% of FG CTC sales volume comes from the domestic market. During the year under review, the Group's domestic sales volume of FG CTC recorded stable growth, slightly up 2.6%. This was the result of the company's continuing effort in strengthening its sales in the domestic market: sourcing new customers, improving product quality, as well as expanding FG CTC's application use. On the export front, the Group's FG CTC sales volume fell 13.9% as compared with a year earlier as sales volume slumped in the Taiwan and South America market. Nevertheless, the U.S. market, one of our important export markets, reported a 27.8% surge in sales volume which was driven in large part by a rise in animal sickness caused by fluctuating climate change in the U.S. in 2008, therefore driving up demand for FG CTC products.

Currently, the Group is the largest local HCL CTC producer, which sold over 720 tons of HCL CTC in 2008. All the environmental inspections of the Group's HCL CTC production lines in Putan have been successfully passed, allowing the Group future expansion in its CTC business.

In 2008, the Group's CTC business posted a gross profit of US$6.0 million, with gross profit margin declining to 9.3%. The reduction in gross profit margin was primarily the result of a rise in raw material and energy production costs, as well as ineffective fermentation during the production process which inadvertently increased raw material consumption and reduced production efficiency.

Looking ahead to 2009, the Group will continue to expand its customer base and improve its products. It will not only consolidate its existing overseas market in order to maintain its export sales, but also augment its domestic sales force to mitigate risks associated with changes in the international market and currency remittances. Since HCL CTC in China is not widely used, the Group has been actively promoting the product, targeting more direct end-users. In addition, the Group is striving to enhance its production management and improve its fermentation effectiveness in order to improve its overall production efficiency.

INDUSTRIAL BUSINESS

Through the jointly-controlled entities, the Group's industrial business engages in the manufacturing and sales of motorcycles, serves as the dealership for Caterpillar machinery, and also produces and sells carburetors and automobile accessories. For the year ended 31st December, 2008, a total of US$6.6 million in the Group's profit was contributed by the industrial business, an increase of 12.6% as compared to the preceding year.

MOTORCYCLE

Luoyang Northern Ek Chor Motorcycle Company Limited ("Northern Ek Chor"), a flagship company of the Group which manufactures motorcycles, produces and sells cubs, standard, scooters, as well as engines under the brand name of "Dayang". During the year under review, production and sales of motorcycles in China have showed a declining growth. According to the China Association of Automobile Manufacturers, the whole motorcycle industry in 2008 recorded a year-on-year increase of only 7.2% in unit sales, a 9.8% fall as compared from a year earlier. The drop was the result of the snow storm early in the year as well as the export slide caused by the financial tsunami in the second half of the year. In line with the industry trend, motorcycle sales of Northern Ek Chor increased 7.5% to 497,700 units during the year under review, in which cubs, its major product, sold 375,900 units, a 7.9% year-on-year increase, which accounted for 75.5% of the total units.

To stay competitive amid the slowing industry, Northern Ek Chor has been debuting new products and refining its product portfolio. During the year under review, Northern Ek Chor revamped several motorcycle models, namely, a 110cc standard model DY110-26, a 48cc scooter model DY48QT-3 and 3 cub models, DY110-A, DY110-15, and "Dayang BoBo"- DY110-18. Altogether they received highly positive feedback. The launch of DY110-26 even helped drove up sales of Northern Ek Chor's standard models, a sharp increase of over 40% from the preceding year was registered.

The majority of our Northern Ek Chor's motorcycles are sold in the domestic market. During the year under review, domestic sales accounted for 82.4% of the total motorcycle sales, growing 7.9% to 410,200 units. In particular, Henan and Shandong provinces, which have recorded satisfactory sales performance, with year-on-year growth rate of 19.4% and 18.9% respectively, are still Northern Ek Chor's major sales provinces in China. Likewise, two emerging domestic markets – Heilongjiang and Shaanxi provinces – have also posted a surprisingly 30% increase in their unit sales, highlighting the potential growth of these emerging markets for motorcycles.

On the export side, amid declining growth of the industry in the fourth quarter of 2008, Northern Ek Chor's total export sales recorded a stable growth of 5.8% to 87,500 units due to strong export sales in our major overseas markets such as Indonesia, Bangladesh and Burma. In 2008, Northern Ek Chor's motorcycle inspection center was recognized by the Ministry of Transport of Vietnam, allowing exporting "Dayang" motorcycles approved by the center to be ready for license plate registration. In view of this, Northern Ek Chor has surely made a significant advancement in the Vietnam export market.

Apart from motorcycle production, Northern Ek Chor also produces engines under the "Dayang" brand name. These engines are mainly used in the production of tricycles. As sales of tricycles in China soared in 2008, sales of "Dayang" engines also experienced rapid growth, with engine sales totaling 183,900 units, representing a year-on-year increase of 48.0% and approximately 10% of Northern Ek Chor's turnover.

In the beginning of 2009, the Chinese government has announced motorcycle products to be included in the list of qualifying products for the "Appliances Subsidy Scheme", which is intended to help spur motorcycle sales in the rural areas. Moving along with the scheme, Northern Ek Chor is planning further expansion into the rural market. On the export front, Northern Ek Chor is also expecting improvement in exports, taking into consideration the increase of the export rebate tax on motorcycles and engines to 14% by the government in order to aid the motorcycle industry since 2008. Moreover, a new die-casting factory is going to be completed in the first half of 2009, allowing Northern Ek Chor to be even more self-sufficient in its spare-part supplies, as well as be able to control its product quality and costs better.

CATERPILLAR MACHINERY DEALERSHIP

ECI Metro Investment Co., Ltd. ("ECI Metro") provides sales, leasing and repair services for Caterpillar in its construction and mining equipment in the western region of China. Fixed asset investment in the western region of China in 2008 increased 26.9% as compared to 2007, which was higher than the national's average figure, according to the National Bureau of Statistic of China. The ongoing reconstruction projects after the May 12th massive earthquake also spurred investment growth in the Sichuan area; fixed asset investment in Sichuan recorded a jump of 25.7% in 2008, compared with a year earlier.

In 2008, ECI Metro recorded prominent growth in the sales of construction machinery, selling over 1,300 units of construction machinery, which represents a year-on-year increase of 36.1%. Of the total construction machinery sales, excavator products, which are ECI Metro's major products, accounted for 73.3% of the total sales. During the year under review, sales of ECI Metro's excavators remained strong, growing 17.3% with sales near 1,000 units. On the other hand, promotion of wheel loaders manufactured by Shandong SEM Machinery (wholly-owned by Caterpillar effective February 2008) has also met with success; ECI Metro registered over 280 unit sales, representing a 2.9 times increase.

Among the sales revenue distributed by local provinces, Yunnan and Sichuan are ECI Metro's major contributors, reporting an annual revenue growth of 30.7% and 41.7%, respectively. The robust growth in Sichuan province was the result of post-earthquake restoration works in the area, driving up substantial demand for construction machinery. Benefiting from vigorous growth of fixed asset investments, agency sales in other provinces such as Gansu, Shaanxi and Ningxia also reported growth of 93.9%, 33.2% and 89.2%, respectively.

In order to combat the financial tsunami impacting the China economy, the State Council announced a 4 trillion yuan economic stimulus plan in November 2008, itemizing a list of measures to stimulate domestic spending and spur local investments, which include speeding up construction of major infrastructures such as railways, highways and airports, and hastening the post-disaster restoration works. Attractive business opportunities are seen being brought by these measures to ECI Metro, which has agency offices spread across eight provinces and one municipality in the western China, and favorable profits are expected to be realized this year and in years to come.

AUTOMOBILE ACCESSORIES

Zhanjiang Deni Carburetor Co., Ltd. ("Zhanjiang Deni") mainly engages in the production and sales of motorcycle carburetors and automobile accessories. During the year under review, sales of Zhanjiang Deni's motorcycle carburetors remained flat from a year earlier, with sales totaling 6,630,000 units. However, profit margin rose to 13.5% benefiting from a fall in zinc price. Despite a slowdown in the automobile industry during the second half of 2008, Zhanjiang Deni still managed to record significant growth in its automobile accessories, with a 45.6% rise in sales to 2,200 tons. Meanwhile, Zhanjiang Deni also posted a high gross profit margin of 33.9%, reflecting strong demand for reliable and trusted quality products from its major customers, both domestic and overseas.

The motorcycle and automobile market clearly steer the performance direction of the motorcycle carburetor and automobile accessory industries. With the global financial turmoil still lurking in the background, motorcycle and automobile sales are expected to be under strain. In view of this, Zhanjiang Deni has been proactively reviewing its customers' needs, and cooperatively developing better products to meet various countries' environmental and safety standards. On top of that, Zhanjiang Deni is also exploring the growth potential for automobile accessories in the small car market, for example, mini-cars and electric cars, leveraging the recent government supportive measure to reduce sales tax on small cars.

PROSPECT

The year 2009 is expected to be a challenging year. The Group will continue to invest resources in research and development to enhance its CTC and motorcycle products; to identify potential markets to be developed; and at the same time, to make a concerted effort to control costs and improve its production management so as to achieve higher production efficiency. To accommodate a series of policies for domestic expansion initiated by the Chinese government, such as the "Appliance Subsidy Scheme" and sales tax reduction on small cars, the Group is strengthening its sales force to further augment its sales in the domestic market. Finally, with raw material prices and Renminbi exchange rate returning to stable levels, and ongoing national policies spurring the domestic and export businesses, the Group is keeping abreast with all the latest developments, staying vigilant and working flexibly with its business partners to deliver the very best products and services.

LIQUIDITY AND FINANCIAL RESOURCES

As at 31st December, 2008, the Group had total assets of US$165.8 million, decreased by 84.4% as compared with US$1,061.6 million as at 31st December, 2007.

Total borrowings and borrowings to equity ratio (borrowings to equity ratio is calculated by dividing the total borrowings by total equity) were US$18.2 million and 15.6% respectively, as compared to US$557.7 million and 492.6% as at 31st December, 2007. Significant improvement in financial position was resulted from the disposal of the Disposed Group during the year.

Most of the borrowings by the Group are in U.S. dollars and RMB, and the interest rates ranged from 5.7% to 8.2% per annum.

The Group had not engaged in any derivative for hedging against both the interest and exchange rate.

All sales in the PRC are transacted in RMB, and export sales are transacted in foreign currencies. Foreign currencies are required for purchase of imported raw materials, parts and components, and the Group keeps necessary foreign currencies to meet its operational needs. The Board considers the appreciation of RMB during the year had no material impact on the Group's business.

CAPITAL STRUCTURE

The Group finances its working capital requirements through a combination of funds generated from operations and short term bank loans. The Group had cash and cash equivalents of US$12.5 million as at 31st December, 2008 (31st December, 2007: US$82.9 million), a decrease of US$70.4 million in which approximately US$74.4 million represented the cash and cash equivalents of the Disposed Group.

CHARGES ON GROUP ASSETS

As at 31st December, 2008, all of the borrowings obtained by the Group were unsecured (31st December, 2007: US$188.3 million were secured and accounted for 33.8% of the total). As at 31st December, 2007, certain of the Group's property, plant and equipment and land lease prepayments located in Mainland China with net book values of US$209.9 million and US$30.9 million respectively, and pledged deposits of US$4.2 million had been pledged as security for various short and long term bank loans.

CONTINGENT LIABILITIES

As at 31st December, 2008, the guarantee provided by the Group was US$30.6 million (31st December, 2007: US$27.8 million).

MATERIAL ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES AND ASSOCIATED COMPANIES

Save for the disposal of Disposed Group completed during the year as disclosed in note 9 to this announcement, the Group did not make any material acquisitions or disposals of subsidiaries or associated companies during the year ended 31st December, 2008.

EMPLOYEE AND REMUNERATION POLICIES

As at 31st December, 2008, the Group employed around 6,700 staff (including 5,900 staff from the jointly controlled entities) in the PRC and Hong Kong. The Group remunerates its employees based on their performance, experience and prevailing market rate while performance bonuses are granted on a discretionary basis. Other employee benefits include insurance and medical coverage, subsidized training programmes as well as share option scheme.

CODE ON CORPORATE GOVERNANCE PRACTICES

The Company is committed to maintaining high standards of corporate governance that properly protect and promote the interests of all the shareholders and enhance corporate value and accountability.

In the opinion of the Board, the Company has applied the principles and complied with all the code provisions prescribed in the Code on Corporate Governance Practices (the "CG Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited throughout the year ended 31st December, 2008, save for deviations from code provisions A.4.2. and E.1.2, and non-compliance with Rule 3.10(1) and 3.21 of the Listing Rules during the period from 29th July, 2008 to 7th September, 2008. Details are expalined below.

Code provision A.4.2 of the CG Code stipulates that every director, including one appointed for a specific term, should be subject to retirement by rotation at least once every three years. The Company was incorporated in Bermuda under the C.P. Pokphand Company Act, 1988 ("Private Act"). Pursuant to paragraph 3(e) of the Private Act, any executive chairman and any managing director shall not be subject to retirement by rotation at each annual general meeting. In order to achieve the intended effect of this code provision, Mr. Dhanin Chearavanont, the Executive Chairman, intends to voluntarily retire by rotation in such manner and at such frequency as provided for other Directors under the Bye-Laws of the Company.

Code provision E.1.2 of the CG Code stipulates that the chairman of the board should attend the annual general meeting. Due to an unexpected business commitment, Mr. Sumet Jiaravanon, the Chairman of the Board, was unable to attend the annual general meeting of the Company held on 19th June, 2008. Mr. Robert Ping-Hsien Ho, an Executive Director, was elected in accordance with the Bye-Laws of the Company to act as the chairman of this annual general meeting and, together with the chairman of the audit committee of the Company, answer questions at this annual general meeting.

Rule 3.10(1) of the Listing Rules stipulates that every board of directors of a listed issuer must include at least three independent non-executive directors. Rule 3.21 of the Listing Rules stipulates that the audit committee must comprise a minimum of three members. Following the resignation of Mr. Kowit Wattana as independent non-executive director of the Company on 29th July, 2008, the Company had only two independent non-executive directors, which did not meet the minimum number as required under Rule 3.10(1) and Rule 3.21 of the Listing Rules. Subsequently, the Board appointed Mr. Sakda Thanitcul as an independent non-executive director and member of the audit committee of the Company on 8th September, 2008 to ensure full compliance with Rules 3.10(1) and 3.21 of the Listing Rules.

AUDIT COMMITTEE

The audit committee of the Company has reviewed with management the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters. The audit committee has reviewed the consolidated financial statements of the Group for the year ended 31st December, 2008.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of the Company's listed securities by the Company or any of its subsidiaries during the year ended 31st December, 2008.

By Order of the Board
Pang Siu Chik
Director

Hong Kong, 27th March, 2009

As at the date of this announcement, the Board comprises twelve executive Directors, namely, Mr. Sumet Jiaravanon, Mr. Dhanin Chearavanont, Mr. Thanakorn Seriburi, Mr. Meth Jiaravanont, Mr. Robert Ping-Hsien Ho, Mr. Soopakij Chearavanont, Mr. Nopadol Chiaravanont, Mr. Chatchaval Jiaravanon, Mr. Benjamin Jiaravanon, Mr. Narong Chearavanont, Mr. Suphachai Chearavanont and Mr. Pang Siu Chik and three independent non-executive Directors, namely, Mr. Ma Chiu Cheung, Andrew, Mr. Sombat Deo-isres and Mr. Sakda Thanitcul.